UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of
October 2025
Commission File Number: 001-41982

Auna S.A.
(Exact name of registrant as specified in its charter)

6, rue Jean Monnet
L-2180
Luxembourg
Grand Duchy of Luxembourg
+51
1-205-3500
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F
or Form
40-F:

Form
20-F
 X
   Form
40-F

EXPLANATORY NOTE
This current report on Form
6-K/A
is being furnished by Auna S.A. (the “Company”) to amend
its
previously filed report on Form
6-K
dated August 19, 2025 (the “Form
6-K”),
which Form
6-K
contains as exhibit 99.2 the Company’s unaudited condensed consolidated interim financial statements as of and for the three-month and six-month
period ended June 30, 2025 and 2024. The purpose of this Form
6-K/A
is to furnish the Company’s unaudited condensed consolidated interim financial statements as of and for the three-month and six-month
period ended June 30, 2025 and 2024 prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and in eXtensible Business Reporting Language (XBRL). Other than the substitution of exhibit 99.2, the Form
6-K
is not being amended or modified in any way.

TABLE OF CONTENTS

EXHIBIT

99.1	Unaudited Condensed Consolidated Interim Financial Statements as of and for the three-month and six-month period ended June 30, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auna S.A.

By:	/s/ Gisele Remy
	Name:	Gisele Remy
	Title:	Chief Financial Officer

Date: October 28, 2025